UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: August 18, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Second Quarter 2010 Financial Results

New York, August 18, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2010.

Highlights for Second Quarter 2010

—	Total revenues decreased by 64.8% year-to-year and 16.6% quarter-on-quarter to RMB60.2 million (US$8.9 million).

—

Cost of revenues decreased 64.0% year-to-year and 11.8% quarter-on-quarter to RMB93.8 million (US$13.8 million), including a provision of RMB3.8 million (US$0.6 million) for consumption tax pending a determination by tax authorities. Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 50.3% year-to-year and a decrease by 11.8% quarter-on-quarter principally as a result of decreased production and sales volume during the period.

—	Gross loss amounted to RMB33.6 million (US$5.0 million), compared to a gross loss of RMB89.4 million for the second quarter of 2009 and a gross loss of RMB34.1 million for the first quarter of 2010.

—	Loss from operations totaled RMB112.7 million (US$16.6 million), compared to loss of RMB113.5 million for the second quarter of 2009 and loss of RMB66.3 million for the first quarter of 2010.

—	Net loss amounted to RMB108.5 million (US$16.0 million), compared to a net loss of RMB111.9 million for the second quarter of 2009 and a net loss of RMB62.9 million for the first quarter of 2010.

—

Net loss excluding share-based compensation expenses (non-GAAP) totaled RMB102.7 million (US$15.1 million), compared to net loss of RMB104.3 million for the second quarter of 2009 and net loss of RMB57.4 million for the first quarter of 2010 (Note 1)

—	Sales volume of biodiesel decreased by 68.0% year-to-year and 17.5% quarter-on-quarter to 12,833 tons.

—	Average selling price of biodiesel increased by 12.1% year-to-year and 2.0% quarter-on-quarter to RMB4,439 (US$654.6) per ton.

—	Annual biodiesel production capacity increased by 110,000 tons (or approximately 33 million gallons) year-to-year to and remained stable quarter-on-quarter at 450,000 tons.

—	Cash balance amounted to RMB495.4 million (US$73.0 million) with no bank borrowings as of June 30, 2010.

		Three Months Ended
(in US$ thousands, except per share data and operating data)		June 30, 2009	March 31, 2010	June 30, 2010
		(Note 2)	(Note 2)	(Note 2)
Revenues		25,208	10,652	8,882
Gross loss		(13,186)	(5,031)	(4,956)
Loss from operations		(16,734)	(9,781)	(16,616)
Net loss		(16,507)	(9,272)	(15,998)

Net loss per ordinary share - Diluted		(0.099)	(0.055)	(0.096)
Net loss per ADS - Diluted		(0.198)	(0.110)	(0.192)
Non-GAAP net loss per ADS – Diluted (Note 1)		(0.184)	(0.101)	(0.182)

Gross loss margin (Note 3)		(52.3%)	(47.2%)	(55.8%)
Operating loss margin (Note 3)		(66.4%)	(91.8%)	(187.1%)
Net loss margin (Note 3)		(65.5%)	(87.0%)	(180.1%)
Non-GAAP net loss margin (Note 1)		(61.0%)	(79.5%)	(170.5%)

Sales volume of biodiesel (Note 4)	tons	40,100	15,560	12,833
Average selling price of biodiesel (Note 4)	RMB/ton	3,960	4,351	4,439
Sales volume of biodiesel by-products	tons	4,905	2,355	1,682
Average selling price of biodiesel by-products	RMB/ton	2,476	1,925	1,938

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expense. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.7815 to US$, see “Currency Convenience Translation” below.

Note 3: Gross loss margin, operating loss margin and net loss margin represent gross loss, operating loss and net loss, respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product, to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Although China’s diesel market is continuing its gradual recovery as reflected in higher biodiesel selling prices, difficult market conditions and continued uncertainty over the consumption tax issue negatively impacted Gushan’s second quarter results,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Gushan is addressing these challenges on a number of fronts. The Company has shifted its sales focus to the chemical industry and plans to expand refined glycerine production and to develop other products to serve the chemical market. In addition, the Company is continuing to diversify its sourcing of raw materials to address rising feedstock costs. On a longer term basis, the Company is seeking opportunities to leverage its balance sheet through strategic investment in energy and/or environmental businesses that can complement Gushan’s existing business.”

Financial Results for the Second Quarter of 2010

Revenues

The Company’s revenues amounted to RMB60.2 million (US$8.9 million) for the second quarter of 2010, representing a decrease of 64.8% from RMB170.9 million for the second quarter of 2009 and a decrease of 16.6% from RMB72.2 million for the first quarter of 2010. The decrease in revenues on a year-to-year basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in the average selling price of the Company’s biodiesel by-products. The decreases in revenues on a sequential quarterly basis were mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 12,833 tons for the second quarter of 2010, representing a decrease of 68.0% from 40,100 tons for the second quarter of 2009 and a decrease of 17.5% from 15,560 tons for the first quarter of 2010.

The average selling price of biodiesel was RMB4,439 (US$654.6) per ton for the second quarter of 2010, representing an increase of 12.1% from RMB3,960 per ton for the second quarter of 2009 and an increase of 2.0% from RMB4,351 per ton for the first quarter of 2010.

The sales volume of biodiesel by-products amounted to 1,682 tons for the second quarter of 2010, representing a decrease of 65.7% from 4,905 tons for the second quarter of 2009, and a decrease of 28.6% from 2,355 tons for the first quarter of 2010.

The average selling price of biodiesel by-products was RMB1,938 (US$285.8) per ton for the second quarter of 2010, representing a decrease of 21.7% from RMB2,476 per ton for the second quarter of 2009 and an increase of 0.7% from RMB1,925 per ton for the first quarter of 2010.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Fujian plant and Shanghai plant since April 2009 and April 2010, respectively, and the Company’s strategy, as previously announced, to shift its major sales channels from the refined oil market to the chemical market. Fujian Gushan suspended production beginning on April 19, 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan in order to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production. The Company suspended production at its Shanghai plant beginning April 2010 due to recent heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government in preparation for the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. The Company expects to suspend operations at its Shanghai plant until October 31, 2010.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of the Company’s customer base in the chemical industry was smaller than that of the refined oil market. In addition, the proportion of biodiesel sold to the chemical market continued to increase from 26.6% of the total volume of biodiesel sold in the second quarter of 2009 to 70.5% in the first quarter of 2010 and 68.2% in the second quarter of 2010.

The year-to-year increase in the average selling price of biodiesel was attributed to improved conditions in the refined oil market in the PRC since the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the third quarter of 2009.

The average selling prices of biodiesel by-products decreased on a year-to-year basis mainly as a result of a change in the composition of sales volume of individual biodiesel by-products. The selling prices of biodiesel by-products remained stable on a sequential quarterly basis.

Cost of Revenues

Cost of revenues for the second quarter of 2010 totaled RMB93.8 million (US$13.8 million), representing a decrease of 64.0% from RMB260.4 million for the second quarter of 2009 and a decrease of 11.8% from RMB106.4 million for the first quarter of 2010.

Cost of revenues included a provision for consumption tax of RMB3.8 million (US$0.6 million) for the second quarter of 2010 as compared to RMB79.4 million for the first and second quarters of 2009 and RMB4.3 million for the first quarter of 2010. The provision for consumption tax was made on a basis of RMB0.8 per liter for 4.8 million liters, 99.2 million liters and 5.4 million liters of biodiesel products sold as a refined oil product by the Company for the second quarter of 2010, for the first and second quarters of 2009 and for the first quarter of 2010, respectively. As previously disclosed, in April 2009, the State Administration of Taxation (“SAT”) of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”) requesting that biodiesel products that do not contain diesel content be exempted from consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during 2009 and the first and second quarters of 2010, the Company made a provision for the tax for these periods. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Excluding the provision for consumption tax, cost of revenues for the second quarter of 2010 decreased by 50.3% from the second quarter of 2009 and decreased by 11.8% from the first quarter of 2010. The decrease in cost of revenues on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 41.6% from RMB2,543 per ton for the second quarter of 2009 and by 12.6% from RMB3,197 per ton for the first quarter of 2010 to RMB3,600 (US$530.9) per ton in the second quarter of 2010. The increases in the cost of feedstock were caused by the increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Loss

The Company’s gross loss for the second quarter of 2010 totaled RMB33.6 million (US$5.0 million), compared to a gross loss of RMB89.4 million for the second quarter of 2009 and a gross loss of RMB34.1 million for the first quarter of 2010. The Company’s gross loss margin was 55.8%, 6.4% of which was attributable to the provision for consumption tax for the second quarter of 2010, compared to a gross loss margin of 52.3%, 46.4% of which was attributable to the provision for consumption tax for the second quarter of 2009 and a gross loss margin of 47.2%, 6.0% of which was attributable to the provision for consumption tax for the first quarter of 2010.

The deterioration of gross margin on both a year-to-year and sequential quarterly basis were mainly due to the general increase in the Company’s average unit costs of raw materials relative to selling prices, the provision for consumption tax and an increase in average fixed production costs, resulting from a decrease in the production and sales volume of the Company’s biodiesel and biodiesel by-products. On a year-to-year and sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 41.6% and 12.6%, respectively, in the second quarter of 2010, while the average selling prices of its biodiesel increased by 12.1% and 2.0%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB1.0 million (US$0.1 million) in the second quarter of 2010, compared to RMB2.7 million for the second quarter of 2009 and RMB1.1 million for the first quarter of 2010. The decrease on a year-to-year basis was due to the decrease in materials used in various research and development products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the second quarter of 2010 totaled RMB17.2 million (US$2.5 million), representing a decrease from RMB19.6 million for the second quarter of 2009 and a stable level as compared to RMB17.1 million for the first quarter of 2010.

The overall decrease on a year-to-year basis was mainly due to decreases in share-based compensation and staff costs. Share-based compensation for the second quarter of 2010 amounted to RMB5.8 million (US$0.9 million), representing a decrease from RMB7.6 million for the second quarter of 2009, primarily due to the fact that amounts of share-based compensation recognized are declining as the options become vested. Staff costs for the second quarter of 2010 amounted to RMB3.0 million (US$0.4 million), representing a decrease from RMB4.0 million for the second quarter of 2009, primarily due to the reduction of headcount in various plants as a result of suspension of, or reduction in, production.

Other Operating Expenses

Other operating expenses consisted of depreciation of buildings and machinery and salary to factory workers during the periods in which the Company suspended or deferred production due to the consumption tax issue. The Company suspended production in Fujian Gushan and Shanghai Gushan starting in April 2009 and April 2010, respectively, and although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues.

Impairment loss on property, plant and equipment

On August 13, 2010, Sichuan Gushan signed an agreement with the Economic and Commerce Bureau of San Tai County, Sichuan (“San Tai ECB”). Pursuant to the agreement, Sichuan Gushan will relocate the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park during 2010. Sichuan Gushan suspended production beginning on August 1, 2010 in preparation for the relocation. After the relocation, the annual biodiesel production capacity of Sichuan Gushan’s new plant will be 100,000 tons. The new plant is expected to commence production in the fourth quarter of 2010. Pursuant to the agreement, the San Tai ECB also agreed to pay us RMB38.8 million (US$5.7 million) as compensation, of which RMB20.0 million (US$2.9 million) has been paid in June 2010, to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$11.9 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.1 million) on its property, plant and equipment in the second quarter of 2010.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign currency exchange losses and other expenses. Interest income for the second quarter of 2010 amounted to RMB0.3 million (less than US$0.1 million), representing a decrease from RMB0.7 million for the second quarter of 2009 and remained stable as compared to RMB0.3 million for the first quarter of 2010. The decrease on a year-to-year basis was mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. Other expenses, net included, among others, income from the Company’s depositary bank, which is normally received in the last quarter of each year and amortized over the contract periods, a provision for business tax on intercompany advances among companies in the PRC and a donation to a municipal government for relief efforts following the earthquake in Qinghai province in April 2010.

Income Tax Benefit

Income tax benefit primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other withholding tax.

CIT for the second quarter of 2010 amounted to nil, as compared to RMB0.4 million for the second quarter of 2009 and RMB0.5 million for the first quarter of 2010. The decrease in CIT on both a year-to-year and sequential quarterly basis was mainly due to the larger losses incurred by the Company’s PRC operating subsidiaries.

According to the new corporate income tax law (“New CIT Law”), which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied a withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated by its PRC operating subsidiaries commencing from January 1, 2008 are wired out of the PRC, the Company made a 10% provision on such undistributed earnings to accommodate for the application of the relevant tax laws. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. As the Company’s subsidiaries in the PRC made net losses in the reporting periods, the Company reduced the provision by RMB5.1 million (US$0.8 million) for the second quarter of 2010, compared to a reduction of the provision of RMB0.8 million for the second quarter of 2009 and a reduction of the provision of RMB4.2 million for the first quarter of 2010, with respect to the dividend withholding tax.

Net loss

The Company’s net loss amounted to RMB108.5 million (US$16.0 million) for the second quarter of 2010, compared to a net loss of RMB111.9 million for the second quarter of 2009 and a net loss of RMB62.9 million for the first quarter of 2010.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB102.7 million (US$15.1 million) for the second quarter of 2010, compared to net loss of RMB104.3 million for the second quarter of 2009 and net loss of RMB57.4 million for the first quarter of 2010.

Financial Condition

As of June 30, 2010, the Company had working capital of RMB351.7 million (US$51.8 million), reflecting total current assets of RMB559.6 million (US$82.5 million) and total current liabilities of RMB207.9 million (US$30.7 million). Of the total current assets, the Company had RMB495.4 million (US$73.0 million) in cash, represented by RMB116.4 million, HK$9.3 million and US$0.2 million deposited in licensed commercial banks in the PRC and HK$1.3 million and US$54.2 million deposited in licensed commercial banks in Hong Kong. As of the date of this press release, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

Relocation and suspension of the production lines of Sichuan Gushan’s existing plant

On August 13, 2010, Sichuan Gushan signed an agreement with the San Tai ECB, Sichuan. Pursuant to the agreement, Sichuan Gushan will relocate the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park during 2010. Sichuan Gushan suspended production beginning on August 1, 2010 in preparation for the relocation. After the relocation, the annual biodiesel production capacity of Sichuan Gushan’s new plant will be 100,000 tons. The new plant is expected to commence production in the fourth quarter of 2010. Pursuant to the agreement, the San Tai ECB also agreed to pay us RMB38.8 million (US$5.7 million) as compensation, of which RMB20.0 million (US$2.9 million) has been paid in June 2010, to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$11.9 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.1 million) on its property, plant and equipment in the second quarter of 2010.

Intellectual Property

On June 9, 2010, the Company obtained an invention patent (patent no. ZL 2006 1 0022443.6) from the State Intellectual Property Office of the PRC for a synthesizing method for producing fatty acid methyl ester. This patent is effective from December 8, 2006 to December 7, 2026 and is held by Sichuan Gushan.

Gushan received Continued Listing Standards Notice from the New York Stock Exchange (“NYSE”)

On May 27, 2010, the Company received notification from the NYSE that it was not in compliance with one of the NYSE’s standards for continued listing of the Company’s ADSs on the exchange. Specifically, the Company is considered below criteria by the NYSE because the average closing price of the Company’s securities, as reported on the consolidated tape, was less than $1.00 over a consecutive 30 trading day period.

Under NYSE rules, the Company must bring its security price and average security price above $1.00 within the longer of six months (the “Cure Period”) of receipt of the NYSE’s notification or its next annual meeting of shareholders if shareholder action is proposed. The Company has notified the NYSE, pursuant to the NYSE rules, of its intent to cure the deficiency by reducing the ratio of its ADSs to ordinary shares, the exact ratio to be confirmed nearer the time when this exercise is carried out. Notwithstanding the foregoing, the Company intends to monitor the market price of its ADSs for the time being. Should the price of the Company’s ADSs recover in the near future, it may not be necessary to implement the ratio change to regain compliance with the listing standards. In any event, should the price of the ADSs fail to recover, the Company plans to implement the ratio change with sufficient lead time to enable the price of the Company’s ADSs to recover and for the Company to regain compliance with the NYSE minimum securities price requirement within the Cure Period. During this Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other NYSE continued listing standards, but will be assigned a “.BC” suffix by the NYSE to signify that the Company is not currently in compliance with the NYSE continued listing standards. If the Company fails to become compliant with the continued listing standard within the applicable timeframe, its ADSs may be delisted by the NYSE. The Company’s business operations and Securities and Exchange Commission reporting requirements are unaffected by the NYSE notice.

Business Outlook for Fiscal Year 2010

The second quarter continued to be a challenging one for Gushan principally due to the low production and sales volume of biodiesel as a result of the uncertainty over the consumption tax issue, which at this date remains unresolved.

During the second quarter of 2010, the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its slow recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to recover. However, the Company’s raw materials input costs rose significantly during the quarter principally due to general inflation in China, which has adversely affected the Company’s profit margins. The Company will step up its efforts in diversifying its source of raw materials by entering into long-term fixed-price/cost-plus supply contracts to combat such continued rise in raw material costs.

As of this date, the Company’s situation with regards to the consumption tax issue remains unchanged from the previous quarter, as the Company has not received clarification from the PRC SAT on the issue. Currently, production at Fujian Gushan remains suspended and the Company has not commenced production at the Chongqing and Hunan plants pending clarification of the consumption tax issue. Production at Shanghai Gushan is temporarily suspended due to the Shanghai municipal government’s control measures relating to dangerous chemicals during the Expo 2010, and production at Sichuan Gushan is also temporarily suspended due to the relocation of its production lines to its new plant in Qin Dong Bei Industrial Park. Beijing Gushan and Hebei Gushan, whose combined annual biodiesel production capacity amounted to 130,000 tons, or 28.9% of Gushan’s total annual biodiesel production capacity, currently remain in operation. To date, other than Fujian Gushan and Sichuan Gushan, none of the Company’s production plants have received consumption tax assessments, however, no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. The Company is continuing its efforts to expand alternative sales channels, including sales to the chemical industry, and to develop new products for the chemical industry to seek to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

In order to more conservatively manage the Company’s cash flow, the completion of the new 50,000-ton plant in Sichuan will be delayed until the fourth quarter of this year. The relocation of the Sichuan plant, together with the new plant, when completed, will result in a combined annual biodiesel production capacity of 100,000 tons for Sichuan Gushan. The Company’s oldest 10,000-ton production line, located at the Sichuan plant, will be scrapped as the Company considers it to be more economical to scrap that production line than to invest more capital for its continuous maintenance. After the consolidation of facilities in our new plant in Sichuan, Gushan’s annual biodiesel production capacity will reach 490,000 tons. Gushan expects that the recovery of diesel demand and hence biodiesel selling prices will continue to be slow. These conditions, together with the uncertainty of the consumption tax issue, are expected to continue to adversely affect Gushan’s profitability and cash flow generation in the short term. As such, Gushan is continuing its efforts in seeking opportunities to invest in businesses in the energy and/or the environmental sector. Gushan also plans to expand production and sales of refined glycerine as well as develop and manufacture new products for the chemical industry.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2009 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of June 30, 2010, which was RMB6.7815 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its second quarter 2010 earnings conference call at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong Time) on August 18, 2010.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1. 866.783.2137
US Toll Number: (for international callers)	1. 857 350 1596
Hong Kong Toll Number	852.3002.1672
Hong Kong Toll Free Number	800.96.3844
China Toll Free Number	10.800.130.0399
UK Toll Free Number	00.800.280.02002
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	35070609

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 10:30 p.m. Hong Kong Time) until August 25, 2010 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	65444358

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com .

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, basic and diluted net loss per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss excluding share-based compensation, and basic and diluted loss per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$
Revenues	170,946	72,239	60,230	8,882
Cost of revenues	(260,366)	(106,360)	(93,842)	(13,838)

Gross loss	(89,420)	(34,121)	(33,612)	(4,956)

Operating expenses
Research and development	(2,657)	(1,061)	(1,012)	(149)
Selling, general and administrative	(19,568)	(17,099)	(17,153)	(2,529)
Other operating expenses	(1,839)	(14,051)	(19,238)	(2,837)
Impairment loss of property, plant and equipment	—	—	(41,669)	(6,145)

Total operating expenses	(24,064)	(32,211)	(79,072)	(11,660)

Loss from operations	(113,484)	(66,332)	(112,684)	(16,616)

Other income (expense):
Interest income	666	290	310	46
Foreign currency exchange losses, net	(87)	(44)	(101)	(15)
Other expenses, net	(320)	(261)	(760)	(112)

Loss before income tax	(113,225)	(66,347)	(113,235)	(16,697)
Income tax benefit	1,286	3,467	4,743	699

Net loss	(111,939)	(62,880)	(108,492)	(15,998)

Net loss per ordinary share
- Basic	(0.671)	(0.377)	(0.650)	(0.096)
- Diluted	(0.671)	(0.377)	(0.650)	(0.096)
Net loss per ADS
- Basic	(1.342)	(0.754)	(1.300)	(0.192)
- Diluted	(1.342)	(0.754)	(1.300)	(0.192)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	166,831,943	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972	83,415,972
- Diluted	83,415,972	83,415,972	83,415,972	83,415,972
Share-based compensation expense is included in:
Cost of revenues	(129)	162	144	21
Research and development expenses	192	37	45	7
Selling, general and administrative expenses	7,550	5,272	5,614	828

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2009	June 30, 2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash	571,188	495,383	73,049
Accounts receivable	2,414	1,224	180
Inventories	33,418	26,098	3,848
Prepaid expenses and other current assets	26,411	33,966	5,009
Income tax receivable	3,107	1,721	254
Deferred tax assets	1,192	1,181	174

Total current assets	637,730	559,573	82,514

Property, plant and equipment, net	1,641,096	1,535,470	226,420
Land use rights	85,384	85,060	12,543
Deferred tax assets	5,962	5,316	784
Other assets	8,957	4,922	726

Total assets	2,379,129	2,190,341	322,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	580	487	72
Accounts payable for property, plant and equipment	72,399	39,444	5,816
Accrued expenses and other payables	43,755	56,052	8,265
Provision for consumption tax	103,780	111,935	16,506
Income tax payable	1,925	—	—

Total current liabilities	222,439	207,918	30,659

Deferred tax liabilities	29,636	20,366	3,004
Income tax payable	10,207	9,589	1,414
Other non-current liabilities	19,984	17,821	2,628

Total liabilities	282,266	255,694	37,705

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,505,361	1,516,635	223,642
Accumulated other comprehensive loss	(47,756)	(49,874)	(7,354)
Retained earnings	639,257	467,885	68,994

Total shareholders’ equity	2,096,863	1,934,647	285,282

Total liabilities and shareholders’ equity	2,379,129	2,190,341	322,987

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net loss	(111,939)	(62,880)	(108,492)	(15,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	7,613	5,471	5,803	856
Depreciation	25,154	36,329	36,788	5,425
Land use rights expense	383	369	370	54
Loss on disposal of property, plant and equipment	—	—	2	—
Impairment of property, plant and equipment	—	—	41,669	6,145
Foreign currency exchange loss, net	87	44	101	15
Deferred tax expense	(1,687)	(3,932)	(4,743)	(699)
Inventory write-downs	—	2,737	2,498	368
Provision for doubtful debts	—	14	—	—
Change in assets and liabilities
Accounts receivable	4,523	446	730	108
Inventories	13,080	(2,140)	4,225	623
Prepaid expenses and other current assets	(5,433)	(4,325)	(2,219)	(327)
Income tax receivable	4,693	1,298	88	13
Accounts payable	(3,589)	1,687	(1,780)	(263)
Accrued expenses and other payables	(10,923)	(5,923)	(1,744)	(257)
Income tax payable	(2,380)	(2,757)	214	31
Provision for consumption tax	79,400	4,317	3,838	566
Other non-current liabilities	(565)	(998)	(995)	(147)
Other assets	145	1,513	1,513	223

Net cash used in operating activities	(1,438)	(28,730)	(22,134)	(3,264)

Cash flows from investing activities
Purchase of property, plant and equipment	(114,140)	(8,284)	(33,878)	(4,996)
Payments for land use rights	(9,636)	—	(598)	(88)
Temporary receipt from government in relation to relocation of property, plant and equipment	—	—	20,000	2,949

Net cash used in investing activities	(123,776)	(8,284)	(14,476)	(2,135)

Cash flows from financing activities
Payments of dividends	(26,693)	—	—	—

Net cash used in financing activities	(26,693)	—	—	—

Effect of foreign exchange rate changes on cash	(338)	(153)	(2,028)	(299)

Decrease in cash	(152,245)	(37,167)	(38,638)	(5,698)
Cash at beginning of period	837,391	571,188	534,021	78,747

Cash at end of period	685,146	534,021	495,383	73,049

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	USD

GAAP net loss	(111,939)	(62,880)	(108,492)	(15,998)
Share-based compensation	7,613	5,471	5,803	856

Non-GAAP net loss	(104,326)	(57,409)	(102,689)	(15,142)

GAAP net loss per ADS - Basic	(1.342)	(0.754)	(1.300)	(0.192)
Share-based compensation per ADS - Basic	0.091	0.066	0.069	0.010

Non-GAAP net loss per ADS - Basic	(1.251)	(0.688)	(1.231)	(0.182)

GAAP net loss per ADS - Diluted	(1.342)	(0.754)	(1.300)	(0.192)
Share-based compensation per ADS - Diluted	0.091	0.066	0.069	0.010

Non-GAAP net loss per ADS - Diluted	(1.251)	(0.688)	(1.231)	(0.182)